04040524

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.	0001199476
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, August 13, 2004, Series 2004-5	333-100675

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
AUG 17 2004
THOMSON FINANCIAL

[TPW: NYLEGAL:257978.1] 17988-00233 08/13/04 10:17am

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 13, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:____________________________
Name: Peter Cerwin
Title: Director

By:____________________________
Name: Susan Valenti
Title: Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 13, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:/s/ Peter Cerwin
Name: Peter Cerwin
Title: Director

By:/s/ Susan Valenti
Name: Susan Valenti
Title: Director

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Deutsche Mortgage Securities, Inc.

$484,693,400

(Approximate, Certificates)

Mortgage Loan Trust
Series 2004-5

Deutsche Mortgage Securities, Inc.

(Depositor)

First National Bank of Nevada
Pinnacle Direct Funding Corp.
Pinnacle Financial Corp.
GreenPoint Mortgage Funding, Inc.
Homestar Mortgage Services, LLC

(Originators)

Deutsche Bank

August 4, 2004

The analysis in this report is based on information provided by Deutsche Mortgage Securities, Inc. (the "Seller"). Deutsche Bank Securities Inc. ("DBSI" or the "Underwriter") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement (collectively, the "Prospectus") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable Prospectus and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

REVISED TERM SHEET DATED August 4, 2004
Deutsche Mortgage Securities, Inc.
Mortgage Loan Trust, Series 2004-5
$484,694,000 *(Approximate *)*
Subject to a variance

Structure Overview[1]

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings Moody's / S&P
A-1	$280,264,000	Floating	1.50	1-40	0	actual/360	07/34	Aaa / AAA
A-2	$16,853,000	Fixed	3.50	40-45	24	30/360	07/34	Aaa / AAA
A-3	$76,750,000	Fixed	5.00	45-91	24	30/360	07/34	Aaa / AAA
A-4A	$10,000,000	Fixed	8.13	91-98	24	30/360	07/34	Aaa / AAA
A-4B	$25,658,000	Fixed	8.13	91-98	24	30/360	07/34	Aaa / AAA
A-5A	$39,500,000	Fixed	5.89	37-95	24	30/360	07/34	Aaa / AAA
A-5B	$9,311,000	Fixed	8.14	96-98	24	30/360	07/34	Aaa / AAA
A-IO[2]	Notional	NAS IO	1.39[3]	1-24	24	30/360	07/34	Aaa / AAA
M-1	$12,203,000	Fixed	5.43	37-98	24	30/360	07/34	Aa3 / AA
M-2	$7,810,000	Fixed	5.43	37-98	24	30/360	07/34	A3 / A
M-3	$6,345,000	Fixed	5.43	37-98	24	30/360	07/34	Baa3 / BBB
TOTAL	**$484,694,000**							

* *Represents the approximate aggregate certificate principal balance of the Certificates*
(1) *to 10% Optional Termination*
(2) *Notional Amount*
(3) *Modified Duration @ a price of 5.25896%*

Pricing Speed:	120% PPC (where 100% PPC is 6.00% CPR growing to 20.00% CPR over 12 months)

Transaction Overview

Offered Certificates:

- The Class A-1, Class A-2, Class A-3, Class A-4A, Class A-4B, Class A-5A, Class A-5B (together with the Class A-5A, the Class A-5 Certificates) and Class A-IO, (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2 and Class M-3 Certificates (together, the "Mezzanine Certificates"). The Senior Certificates along with the Mezzanine Certificates together are referred to herein as the "Offered Certificates."
- The pass-through rate on the Class A-IO Certificates will be equal to 4.50% per annum for the first 12 months, 3.50% per annum for the next 12 months and 0.00% thereafter. The pass-through rate on the Senior Certificates (other than the Class A-1 Certificates and the Class A-IO Certificates) and the Mezzanine Certificates will be equal to a fixed rate, subject to the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-1 Certificates will be equal to a floating rate, subject to the applicable Net WAC Pass-Through Rate.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Deutsche Mortgage Securities, Inc.

$484,693,400
(Approximate, Certificates)

Mortgage Loan Trust
Series 2004-5

Deutsche Mortgage Securities, Inc.
(Depositor)

First National Bank of Nevada
Pinnacle Direct Funding Corp.
Pinnacle Financial Corp.
GreenPoint Mortgage Funding, Inc.
Homestar Mortgage Services, LLC

(Originators)

Deutsche Bank

August 4, 2004

The analysis in this report is based on information provided by Deutsche Mortgage Securities, Inc. (the "Seller"). Deutsche Bank Securities Inc. ("DBSI" or the "Underwriter") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement (collectively, the "Prospectus") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable Prospectus and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the securities (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

REVISED TERM SHEET DATED August 4, 2004
Deutsche Mortgage Securities, Inc.
Mortgage Loan Trust, Series 2004-5
$484,693,400 *(Approximate *)*

Subject to a variance

Structure Overview[1]

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings Moody's / S&P
A-1	$280,263,900	Floating	1.50	1-40	0	actual/360	07/34	Aaa / AAA
A-2	$16,852,500	Fixed	3.50	40-45	24	30/360	07/34	Aaa / AAA
A-3	$76,749,900	Fixed	5.00	45-91	24	30/360	07/34	Aaa / AAA
A-4	$35,658,100	Fixed	8.13	91-98	24	30/360	07/34	Aaa / AAA
A-5A	$40,199,000	Fixed	5.93	37-96	24	30/360	07/34	Aaa / AAA
A-5B	$8,612,000	Fixed	8.14	96-98	24	30/360	07/34	Aaa / AAA
A-IO[2]	Notional	NAS IO	0.77[3]	1-24	24	30/360	07/34	Aaa / AAA
M-1	$12,202,800	Fixed	5.43	37-98	24	30/360	07/34	Aa3 / AA
M-2	$7,809,800	Fixed	5.43	37-98	24	30/360	07/34	A3 / A
M-3	$6,345,400	Fixed	5.43	37-98	24	30/360	07/34	Baa3 / BBB
TOTAL	**$484,693,400**							

* *Represents the approximate aggregate certificate principal balance of the Certificates*
(1) *to 10% Optional Termination*
(2) *Notional Amount*
(3) *Modified Duration @ a price of 5.25896%*

Pricing Speed:	120% PPC (where 100% PPC is 6.00% CPR growing to 20.00% CPR over 12 months)

Transaction Overview

Offered Certificates:

- The Class A-1, Class A-2, Class A-3, Class A-4, Class A-5A, Class A-5B (together with the Class A-5A, the Class A-5 Certificates) and Class A-IO, (together, the "Senior Certificates" or "Class A Certificates"), the Class M-1, Class M-2 and Class M-3 Certificates (together, the "Mezzanine Certificates"). The Senior Certificates along with the Mezzanine Certificates together are referred to herein as the "Offered Certificates."
- The pass-through rate on the Class A-IO Certificates will be equal to 4.50% per annum for the first 12 months, 3.50% per annum for the next 12 months and 0.00% thereafter. The pass-through rate on the Senior Certificates (other than the Class A-1 Certificates and the Class A-IO Certificates) and the Mezzanine Certificates will be equal to a fixed rate, subject to the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-1 Certificates will be equal to a floating rate, subject to the applicable Net WAC Pass-Through Rate.

Transaction Overview (Cont.)

Notional Amount: The notional amount of the Class A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $61,013,800; from and including the 7th through the 12th Distribution Date $48,811,000; from and including the 13th through the 18th Distribution Date $36,608,300; from and including the 19th through the 24th Distribution Date $24,405,500; and thereafter $0 and (b) the then aggregate principal balance of the Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).

Collateral: The Mortgage Loans will consist of 2,565 fixed rate Alt-A loans with an aggregate principal balance of approximately $488,110,128 as of the Statistical Cut-off Date. The Certificates will be entitled to payments only from amounts received or advanced in respect of the Mortgage Loans.

Mortgage Insurance Policies: Substantially all of the Mortgage Loans with an original loan-to-value value ratio over 80% are covered by mortgage insurance policies.

Class A Certificates: Class A-1, Class A-2, Class A-3, Class A-4, Class A-5A, Class A-5B and Class A-IO Certificates (together, the "Senior Certificates").

Class M Certificates: Class M-1, Class M-2 and Class M-3 Certificates (together, the "Mezzanine Certificates").

Depositor: Deutsche Mortgage Securities, Inc. ("DMSI").

Originators:

Originator	Aggregate Principle Balance ($)	% of Aggregate Principal Balance
First National Bank of Nevada ("FNBN")	405,222,737	83.02
Pinnacle Direct Funding Corp. ("PDFC")	43,187,043	8.85
Pinnacle Financial Corp. ("PFC")	33,498,796	6.86
GreenPoint Mortgage Funding, Inc. ("GPT")	6,088,260	1.25
Homestar Mortgage Services, LLC	113,293	0.02
Total	**488,110,128**	**100.00**

Master Servicer: Wells Fargo Bank, National Association

Servicers:

Servicer	Aggregate Principle Balance ($)	% of Aggregate Principal Balance
GMAC Mortgage Corporation ("GMACM")	365,201,816	74.82
M&T Mortgage Corp. ("M&T")	116,820,051	23.93
GPT	6,088,260	1.25
Total	**488,110,128**	**100.00**

Trustee: HSBC Bank USA ("HSBC")

Custodian: Wells Fargo Bank, National Association

Transaction Overview (Cont.)

Credit Risk Manager:
- The Murrayhill Company

Underwriter:
- Deutsche Bank Securities Inc.

Statistical Cut-off Date:
- July 1, 2004.

Cut-off Date:
- August 1, 2004.

Expected Pricing:
- Week of August 9, 2004

Expected Closing Date:
- On or about August 30, 2004

Distribution Date:
- 25th day of each month (or the next business day if such day is not a business day) commencing in September 2004.

Optional Termination:
- If the total outstanding balance of the Mortgage Loans on any Distribution Date is less than 10% of the total outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may purchase the Mortgage Loans, but is not required to do so. If the Master Servicer elects to purchase the Mortgage Loans, the outstanding certificate principal balance will be paid in full, together with accrued interest.

Coupon Step-up:
- On the Distribution Date following the first possible optional termination date with respect to the Mortgage Loans, the pass-through rates on the Class A-5A Certificates, Class A-5B Certificates and the Mezzanine Certificates will increase by the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A-4	0.50%
A-5A	0.50%
A-5B	0.50%
M-1	0.50%
M-2	0.50%
M-3	0.50%

Monthly Servicer Advances:
- The Servicers will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments, to the extent such amounts are deemed recoverable by the related Servicer. If any Servicer fails to make any such required advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicers and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
- Excess Interest
- Overcollateralization ("OC")
- Subordination
- The Insurance Policy, only with respect to the Class A-5 Certificates

Record Date:
- The Record Date for the Certificates (other than the Class A-1 Certificates) will be the last business day of the month preceding the related Distribution Date. The Record Date for the Class A-1 Certificates will be the business day preceding the related Distribution Date.

Determination Date:
- The Determination Date with respect to any Distribution Date is the 10th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.

Transaction Overview (Cont.)

Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	- For the Mortgage Loans serviced by GMACM, the Prepayment Period with respect to any Distribution Date and prepayments in full and prepayments in part is the calendar month immediately preceding the month in which the Distribution Date occurs. - For the Mortgage Loans serviced by M&T, the Prepayment Period with respect to any Distribution Date and (i) prepayments in full shall be from the 16th day of the month immediately preceding the Distribution Date to the 15th day of the month of the Distribution Date and (ii) prepayments in part shall be the calendar month immediately preceding that Distribution Date. - For the Mortgage Loans serviced by GPT, the Prepayment Period with respect to any Distribution Date and prepayments in full and prepayments in part is the calendar month immediately preceding the month in which the Distribution Date occurs.
Prepayment Interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Compensating Interest:	- Each Servicer will be required to cover Prepayment Interest Shortfalls in full or in part on the Mortgage Loans serviced by such Servicer up to the Servicing Fee payable to the related Servicer for such period, without reimbursement therefor. - The Master Servicer will be required to cover Prepayment Interest Shortfalls in an amount equal to the lesser of (i) the aggregate amounts the Servicers were required to pay in connection with principal prepayments on the Mortgage Loans serviced by such Servicers for the related Distribution Date, and not so paid by the Servicers and (ii) the Master Servicer's compensation for such Distribution Date, without reimbursement therefor.
ERISA:	All of the Offered Certificates are expected to be ERISA-eligible.
SMMEA Eligibility:	The Class A Certificates and the Class M-1 Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Structural Overview

Interest Accrual Period:
- Interest on the Offered Certificates (other than the Class A-1 Certificates) will accrue during the calendar month preceding the related Distribution Date. The Interest Accrual Period for the Class A-1 Certificates will be (a) as to the Distribution Date in September 2004, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in September 2004, and (b) as to any Distribution Date after the Distribution Date in September 2004, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest on the Offered Certificates, other than the Class A-1 Certificates, will be calculated on a 30/360 basis. Interest on the Class A-1 Certificates will be calculated on an actual/360 basis.

Interest Distribution Amount:
- For the Offered Certificates on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance or Notional Amount, as applicable, of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers, as applicable, and shortfalls resulting from the application of the Servicemembers Civil Relief Act.

Interest Carry Forward Amount:
- The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate for the most recently ended Interest Accrual Period, to the extent permitted by applicable law.

Senior Interest Distribution Amount:
- For the Class A Certificates on any Distribution Date, an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.

Administration Fee Rate:
- With respect to each Mortgage Loan, the Administration Fee Rate is equal to the sum of (i) the rate at which the fee payable to the Master Servicer is calculated, (ii) the rate at which the fee payable to the related Servicer is calculated, (iii) the rate at which the fee payable to the Credit Risk Manager is calculated and (iv) the rate at which the premium payable in connection with any lender paid primary mortgage insurance policy is calculated, if applicable. The initial weighted average Administration Fee Rate is equal to approximately 0.281% as of the Cut-off Date for the Mortgage Loans.

Net Mortgage Rate:
- For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Insurance Policy:
- The Certificate Insurer will unconditionally and irrevocably guarantee:
  1. Interest on the Class A-5A Certificates and the Class A-5B Certificates at the related Pass-Through Rate.
  2. The amount of any losses allocated to the Class A-5A Certificates and the Class A-5B Certificates not covered by excess cash flow or overcollateralization.
  3. The payment of principal on the Class A-5A Certificates and the Class A-5B Certificates by no later than the July 2034 Distribution Date.
- The Certificate Insurer will not guarantee the payment of Net WAC Rate Carryover Amounts, Relief Act Shortfalls, or Prepayment Interest Shortfalls.

Structural Overview (Cont.)

Net WAC Pass-Through Rate:	With respect to the Offered Certificates (other than the Class A-IO Certificates), (A) for the September 2004 Distribution Date through the August 2006 Distribution Date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate principal balance of the Mortgage Loans as of the first day of the month in which such Distribution Date occurs minus (3) with respect to the Class A-5 Certificates, the premium fee rate payable to the Certificate Insurer, multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Mortgage Loan Balance and (B) for each Distribution Date thereafter, the weighted average of the Net Mortgage Rates of the Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus, with respect to the Class A-5 Certificates, the premium fee rate payable to the Certificate Insurer, multiplied by a fraction, the numerator of which is the principal balance of the Insured Certificates and the denominator of which is the Mortgage Loan Balance. The Net WAC Pass-Through Rate with respect to the Class A-1 Certificates shall be subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.
Net WAC Rate Carryover Amount:	If on any Distribution Date the pass-through rate for a class of Class A Certificates, other than the Class A-IO Certificates, or a class of Mezzanine Certificates is limited to the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" will be equal to the sum of (i) the excess of (a) the amount of interest such class of Class A Certificates or Mezzanine Certificates would have been entitled to receive on such Distribution Date if the Net WAC Pass-Through Rate had not been applicable to such class of certificates over (b) the amount of interest accrued on such class at the applicable Net WAC Pass-Through Rate plus (ii) the related Net WAC Rate Carryover Amount from the prior Distribution Date not previously distributed together with interest thereon at the related pass-through rate for the most recently ended Interest Accrual Period determined without taking into account the Net WAC Pass-Through Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.
Class A-1 Cap Agreement:	On the Closing Date, the Trustee will enter into a "Class A-1 Cap Agreement" to make payments in respect of any Net WAC Rate Carryover Amounts as described herein. The notional balance of the Class A-1 Cap Agreement will be based upon the provided schedule.

Structural Overview (Cont.)

Overcollateralization Amount: Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the certificate principal balance of the Offered Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. If, due to losses, the related Overcollateralization Amount is reduced below the Required Overcollateralization Amount, Net Monthly Excess Cashflow, if available, will be applied first to pay principal on the Class A Certificates, other than the Class A-IO Certificates, then to pay principal on the Mezzanine Certificates until the Overcollateralization Amount equals the Required Overcollateralization Amount.

Required Overcollateralization Amount: The Required Overcollateralization Amount for the Offered Certificates, which will be fully established at issuance, is anticipated to be approximately [0.70]% of the Cut-off Date principal balance of the Mortgage Loans.

Required Overcollateralization Percentage: For any Distribution Date with respect to the Mortgage Loans, a percentage equal to (a) the Required Overcollateralization Amount divided by (b) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of the Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all distributions of principal required to be made on the Distribution Date with respect to the Offered Certificates.

Structural Overview (Cont.)

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in September 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Offered Certificates (the "CE%") (calculated for this purpose only after taking into account the receipt of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the related certificates) is greater than or equal to approximately [12.20]%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for the Offered Certificates on any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the Offered Certificates subordinate thereto and (ii) the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, as of the last day of the Due Period (after giving effect to scheduled payments of principal due during the Due Period, to the extent received or advanced, and unscheduled collections of principal received during the Prepayment Period, and after reduction for Realized Losses incurred during the Prepayment Period).

Class	(Moody's / S&P)	Initial CE %
A	Aaa / AAA	[6.10]%
M-1	Aa3 /AA	[3.60]%
M-2	A3 / A	[2.00]%
M-3	Baa3 / BBB	[0.70]%
	Initial OC	[0.70]%
	Required OC	[0.70]%
	OC Floor	[0.70]%
	OC Holiday	N/A

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the Class A Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution Date.

Structural Overview (Cont.)

Available Distribution Amount:

- For any Distribution Date, net of the fees and reimbursements payable to the Master Servicer, the Servicers and the Credit Risk Manager and the Certificate Insurer, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the Due Date and received on or prior to the Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all Monthly Servicer Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicers and the Master Servicer in respect of Prepayment Interest Shortfalls for the Due Period and (v) payments received on the Class A-1 Cap Agreement, if any, to pay the Net WAC Rate Carryover Amount on the Class A-1 Certificates.

Class A-5 Lockout Distribution Amount:

- For any Distribution Date, the Class A-5 Lockout Distribution Percentage for that Distribution Date multiplied by the product of (A) a fraction, the numerator of which is the certificate principal balance of the Class A-5 Certificates and the denominator of which is the aggregate certificate principal balance of all of the Class A Certificates (other than the Class A-IO Certificates and in each case immediately prior to such Distribution Date) and (B) the Class A Principal Distribution Amount for such Distribution Date.

Class A-5 Lockout Distribution Percentage:

- The Class A-5 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
September 2004 to August 2007	0%
September 2007 to August 2009	45%
September 2009 to August 2010	80%
September 2010 to August 2011	100%
September 2011 and thereafter	300%

Principal Distribution Amount:

- For any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Mortgage Loans due during the Due Period, whether or not received on or prior to the Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the Pooling and Servicing Agreement) during the Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, condemnation proceeds, liquidation proceeds and all full and partial principal prepayments, received during the Prepayment Period, to the extent applied as recoveries of principal on the Mortgage Loans, plus (iv) the related Overcollateralization Increase Amount for such Distribution Date; minus (v) the amount of any related Overcollateralization Reduction Amount for such Distribution Date and any amounts payable or reimbursable therefrom to the Servicers, the Trustee, the Custodian, the Master Servicer or the Securities Administrator prior to distributions being made on the Offered Certificates. In no event will the Principal Distribution Amount with respect to any Distribution Date be (x) less than zero or (y) greater than the then outstanding aggregate certificate principal balance of the Offered Certificates.

Structural Overview (Cont.)

Class A Principal Distribution Amount:

- With respect to any Distribution Date prior to the Stepdown Date, or on or after the Stepdown Date if a Trigger Event is in effect, the Principal Distribution Amount for that Distribution Date.
- With respect to any Distribution Date on or after the Stepdown Date, if no Trigger Event is in effect, an amount equal to the lesser of (i) the Principal Distribution Amount and (ii) the excess (if any) of (x) the aggregate certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates) immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately [10.80]% and (B) the Required Overcollateralization Percentage.
- The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A Certificates, other than the Class A-IO Certificates, in the following order of priority:

1. To the Class A-5 Certificates, the Class A-5 Lockout Distribution Amount for that Distribution Date sequentially to the Class A-5A Certificates and Class A-5B Certificates, until the certificate principal balance of each such class has been reduced to zero;
2. Sequentially to the Class A-1, Class A-2, Class A-3, Class A-4, Class A-5A and Class A-5B Certificates until the certificate principal balance of each such class has been reduced to zero.

Structural Overview (Cont.)

Class M-1 Principal Distribution Amount:

- With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

  1. The remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and,
  2. The excess (if any) of (x) the certificate principal balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Class A Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately [5.80]% and (B) the Required Overcollateralization Percentage.

Structural Overview (Cont.)

Class M-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount and the Class M-1 Principal Distribution Amount and,
2. The excess (if any) of (x) the certificate principal balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Class A Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately [2.60]% and (B) the Required Overcollateralization Percentage.

Class M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Stepdown Date or on or after the Stepdown Date if a Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount or (ii) on or after the Stepdown Date if a Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The remaining Principal Distribution Amount for that Distribution Date after distribution of the Class A Principal Distribution Amount, the Class M-1 Principal Distribution Amount and the Class M-2 Principal Distribution Amount and,
2. The excess (if any) of (x) the certificate principal balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class A Certificates (other than the Class A-IO Certificates and after taking into account the payment of the Class A Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class M-1 Certificates (after taking into account the payment of the Class M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class M-2 Certificates (after taking into account the payment of the Class M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the Required Overcollateralization Percentage.

Structural Overview (Cont.)

Realized Loss:

- Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the related mortgage note.

Trigger Event:

- A Trigger Event is in effect with respect to the Mortgage Loans on any Distribution Date if either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test:

- The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) Mortgage Loans that have been converted to REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [55.00]% of the CE% of the Class A Certificates on such Distribution Date.

Cumulative Loss Test:

- The determination on any Distribution Date that the aggregate amount of Realized Losses incurred on the Mortgage Loans since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
September 2007 and thereafter	[1.00]%

Structural Overview (Cont.)

Payment Priority:

- On each Distribution Date, the Available Distribution Amount with respect to the Mortgage Loans will be distributed as follows:

1. From the interest portion of the Available Distribution Amount, to pay interest on the Class A Certificates, pro rata, including any Interest Carry Forward Amount, and then to pay interest to the Mezzanine Certificates sequentially, excluding any Interest Carry Forward Amount.
2. From the principal portion of the Available Distribution Amount, to pay principal on the Class A Certificates, other than the Class A-IO Certificates, in accordance with the principal payment provisions described under "Class A Principal Distribution Amount".
3. From the principal portion of the Available Distribution Amount, to pay principal to the Class M-1, Class M-2 and Class M-3 Certificates, on a sequential basis, in that order, the portion of the remaining Principal Distribution Amount payable to each such class as described herein.
4. From excess interest from the Mortgage Loans, if any, to the Offered Certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
5. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Class M-1, Class M-2 and Class M-3 Certificates, sequentially, in that order.
6. From excess interest, if any, to pay the applicable Net WAC Rate Carryover Amount first on the Class A Certificates, other than the Class A-IO Certificates, on a pro rata basis, and second on the Class M-1, Class M-2 and Class M-3 Certificates, sequentially, in that order.
7. To pay any remaining amount to the non-offered certificates in accordance with the pooling and servicing agreement.

Structural Overview (Cont.)

Allocation of Losses:

- On each Distribution Date, Realized Losses with respect to the Mortgage Loans will:
  1. first, reduce the Net Monthly Excess Cashflow;
  2. second, reduce the Overcollateralization Amount, until reduced to zero;
  3. third, reduce the certificate principal balance of the Class M-3 Certificates until the certificate principal balance thereof has been reduced to zero;
  4. fourth, reduce the certificate principal balance of the Class M-2 Certificates until the certificate principal balance thereof has been reduced to zero; and
  5. fifth, reduce the certificate principal balance of the Class M-1 Certificates until the certificate principal balance thereof has been reduced to zero.
- There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.
- Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if the Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date); provided, however that if the related Servicer collects any subsequent recoveries with respect to any liquidated Mortgage Loan for which Realized Losses were allocated to a class or classes of Mezzanine Certificates, the certificate principal balance of such class or classes of Mezzanine Certificates will be increased by the amount of such subsequent recoveries.

Sensitivity Table: To 10% Call

		80% PPC	100% PPC	120% PPC	150% PPC	200% PPC
A-1 (@par)	Yield (%)	1.782	1.782	1.782	1.782	1.782
	Avg Life	2.21	1.79	1.50	1.21	0.92
	Modified Duration	2.17	1.76	1.48	1.20	0.92
	First Payment Date	Sep-04	Sep-04	Sep-04	Sep-04	Sep-04
	Last Payment Date	Oct-09	Sep-08	Dec-07	Mar-07	Jul-06
A-2 (@par)	Yield (%)	4.911	4.894	4.877	4.846	4.801
	Avg Life	5.48	4.30	3.50	2.66	1.96
	Modified Duration	4.70	3.78	3.14	2.44	1.83
	First Payment Date	Oct-09	Sep-08	Dec-07	Mar-07	Jul-06
	Last Payment Date	Jun-10	Mar-09	May-08	Jun-07	Sep-06
A-3 (@par)	Yield (%)	5.509	5.494	5.477	5.452	5.402
	Avg Life	8.72	6.52	5.00	3.73	2.49
	Modified Duration	6.70	5.30	4.25	3.28	2.27
	First Payment Date	Jun-10	Mar-09	May-08	Jun-07	Sep-06
	Last Payment Date	Oct-16	Jun-14	Mar-12	Aug-09	Aug-07
A-4 (@par)	Yield (%)	5.648	5.640	5.633	5.617	5.584
	Avg Life	12.15	9.82	8.13	6.07	3.98
	Modified Duration	8.59	7.36	6.36	5.01	3.47
	First Payment Date	Oct-16	Jun-14	Mar-12	Aug-09	Aug-07
	Last Payment Date	Oct-16	Jun-14	Oct-12	Feb-11	Apr-09
A-5A (@par)	Yield (%)	5.192	5.189	5.187	5.181	5.167
	Avg Life	6.51	6.18	5.93	5.42	4.41
	Modified Duration	5.35	5.12	4.95	4.59	3.85
	First Payment Date	Sep-07	Sep-07	Sep-07	Oct-07	Dec-07
	Last Payment Date	Aug-13	Jan-13	Aug-12	Feb-11	Apr-09
A-5B (@par)	Yield (%)	5.607	5.603	5.597	5.585	5.562
	Avg Life	10.34	9.25	8.14	6.49	4.65
	Modified Duration	7.64	7.04	6.38	5.31	3.99
	First Payment Date	Aug-13	Jan-13	Aug-12	Feb-11	Apr-09
	Last Payment Date	Oct-16	Jun-14	Oct-12	Feb-11	Apr-09
M-1 (@par)	Yield (%)	5.631	5.619	5.608	5.593	5.575
	Avg Life	8.06	6.50	5.43	4.45	3.66
	Modified Duration	6.18	5.21	4.49	3.80	3.21
	First Payment Date	Jul-08	Oct-07	Sep-07	Sep-07	Oct-07
	Last Payment Date	Oct-16	Jun-14	Oct-12	Feb-11	Apr-09
M-2 (@par)	Yield (%)	5.631	5.619	5.608	5.592	5.573
	Avg Life	8.06	6.50	5.43	4.43	3.59
	Modified Duration	6.18	5.21	4.49	3.79	3.16
	First Payment Date	Jul-08	Oct-07	Sep-07	Sep-07	Sep-07
	Last Payment Date	Oct-16	Jun-14	Oct-12	Feb-11	Apr-09
M-3 (@par)	Yield (%)	5.631	5.619	5.608	5.592	5.572
	Avg Life	8.06	6.50	5.43	4.43	3.56
	Modified Duration	6.18	5.21	4.49	3.79	3.14
	First Payment Date	Jul-08	Oct-07	Sep-07	Sep-07	Sep-07
	Last Payment Date	Oct-16	Jun-14	Oct-12	Feb-11	Apr-09

Sensitivity Table: To Maturity

		80% PPC	100% PPC	120% PPC	150% PPC	200% PPC
A-1 (@par)	Yield (%)	1.782	1.782	1.782	1.782	1.782
	Avg Life	2.21	1.79	1.50	1.21	0.92
	Modified Duration	2.17	1.76	1.48	1.20	0.92
	First Payment Date	Sep-04	Sep-04	Sep-04	Sep-04	Sep-04
	Last Payment Date	Oct-09	Sep-08	Dec-07	Mar-07	Jul-06
A-2 (@par)	Yield (%)	4.911	4.894	4.877	4.846	4.801
	Avg Life	5.48	4.30	3.50	2.66	1.96
	Modified Duration	4.70	3.78	3.14	2.44	1.83
	First Payment Date	Oct-09	Sep-08	Dec-07	Mar-07	Jul-06
	Last Payment Date	Jun-10	Mar-09	May-08	Jun-07	Sep-06
A-3 (@par)	Yield (%)	5.509	5.494	5.477	5.452	5.402
	Avg Life	8.73	6.52	5.00	3.73	2.49
	Modified Duration	6.70	5.30	4.25	3.28	2.27
	First Payment Date	Jun-10	Mar-09	May-08	Jun-07	Sep-06
	Last Payment Date	Mar-17	Sep-14	Mar-12	Aug-09	Aug-07
A-4 (@par)	Yield (%)	5.737	5.743	5.741	5.709	5.587
	Avg Life	16.07	13.16	10.89	7.63	4.01
	Modified Duration	10.25	9.00	7.87	5.95	3.49
	First Payment Date	Mar-17	Sep-14	Mar-12	Aug-09	Aug-07
	Last Payment Date	Jul-27	Jan-24	Jan-21	Sep-17	Oct-09
A-5A (@par)	Yield (%)	5.192	5.189	5.187	5.200	5.240
	Avg Life	6.51	6.18	5.93	5.64	5.14
	Modified Duration	5.35	5.12	4.95	4.74	4.38
	First Payment Date	Sep-07	Sep-07	Sep-07	Oct-07	Dec-07
	Last Payment Date	Aug-13	Jan-13	Aug-12	May-12	Sep-11
A-5B (@par)	Yield (%)	5.613	5.618	5.638	5.698	5.783
	Avg Life	10.51	9.61	8.99	8.49	8.03
	Modified Duration	7.72	7.24	6.88	6.58	6.28
	First Payment Date	Aug-13	Jan-13	Aug-12	May-12	Sep-11
	Last Payment Date	May-27	Oct-23	Nov-20	Jul-17	Feb-14
M-1 (@par)	Yield (%)	5.661	5.656	5.649	5.636	5.619
	Avg Life	8.88	7.22	6.04	4.93	4.00
	Modified Duration	6.53	5.56	4.83	4.10	3.46
	First Payment Date	Jul-08	Oct-07	Sep-07	Sep-07	Oct-07
	Last Payment Date	Oct-27	Mar-24	Mar-21	Nov-17	Mar-14
M-2 (@par)	Yield (%)	5.661	5.656	5.649	5.636	5.618
	Avg Life	8.89	7.22	6.04	4.91	3.94
	Modified Duration	6.53	5.56	4.83	4.08	3.41
	First Payment Date	Jul-08	Oct-07	Sep-07	Sep-07	Sep-07
	Last Payment Date	Nov-27	Apr-24	Apr-21	Dec-17	Apr-14
M-3 (@par)	Yield (%)	5.661	5.656	5.649	5.636	5.617
	Avg Life	8.89	7.22	6.05	4.91	3.91
	Modified Duration	6.53	5.56	4.83	4.08	3.38
	First Payment Date	Jul-08	Oct-07	Sep-07	Sep-07	Sep-07
	Last Payment Date	Dec-27	May-24	May-21	Jan-18	Apr-14

Class A-IO Yield Table (To 10% Call)

Given : Price (%)		68% CPR	69% CPR	70% CPR	71% CPR	72% CPR
5.25896	Yield	4.000	4.000	1.429	1.429	-1.305

Net WAC Schedule (To 10% Call)

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	5.65	50	6.21
2	5.65	51	6.21
3	5.64	52	6.20
4	5.63	53	6.20
5	5.62	54	6.20
6	5.61	55	6.20
7	5.72	56	6.20
8	5.71	57	6.20
9	5.70	58	6.20
10	5.69	59	6.20
11	5.68	60	6.20
12	5.66	61	6.20
13	5.88	62	6.20
14	5.88	63	6.20
15	5.87	64	6.20
16	5.86	65	6.20
17	5.85	66	6.20
18	5.84	67	6.20
19	5.96	68	6.20
20	5.95	69	6.20
21	5.95	70	6.20
22	5.94	71	6.20
23	5.93	72	6.20
24	5.93	73	6.20
25	6.21	74	6.20
26	6.21	75	6.20
27	6.21	76	6.20
28	6.21	77	6.20
29	6.21	78	6.20
30	6.21	79	6.20
31	6.21	80	6.20
32	6.21	81	6.20
33	6.21	82	6.21
34	6.21	83	6.21
35	6.21	84	6.21
36	6.21	85	6.21
37	6.21	86	6.21
38	6.21	87	6.21
39	6.21	88	6.21
40	6.21	89	6.21
41	6.21	90	6.21
42	6.21	91	6.22
43	6.21	92	6.22
44	6.21	93	6.22
45	6.21	94	6.22
46	6.21	95	6.22
47	6.21	96	6.22
48	6.21	97	6.22
49	6.21	98	6.22

*1 month LIBOR = 1.525 %

Class A-1 Cap Schedule

Period	Date	Class I-A-1 Notional Amount	Class I-A-1 Cap Strike
1	9/25/2004	280,263,900	7.28
2	10/25/2004	274,753,716	5.40
3	11/25/2004	268,609,077	5.03
4	12/25/2004	261,843,716	5.38
5	1/25/2005	254,474,169	5.02
6	2/25/2005	246,519,382	5.01
7	3/25/2005	238,001,259	6.32
8	4/25/2005	228,943,724	5.10
9	5/25/2005	219,373,140	5.45
10	6/25/2005	209,325,836	5.08
11	7/25/2005	199,510,487	5.43
12	8/25/2005	189,923,732	5.05
13	9/25/2005	180,560,286	5.26
14	10/25/2005	171,414,987	5.63
15	11/25/2005	162,482,790	5.25
16	12/25/2005	153,758,766	5.61
17	1/25/2006	145,238,101	5.23
18	2/25/2006	136,916,089	5.22
19	3/25/2006	128,788,136	6.59
20	4/25/2006	120,849,751	5.33
21	5/25/2006	113,096,546	5.70
22	6/25/2006	105,524,236	5.31
23	7/25/2006	98,128,632	5.68
24	8/25/2006	90,905,645	5.30
25	9/25/2006	83,851,277	5.57
26	10/25/2006	76,961,623	5.96
27	11/25/2006	70,232,868	5.57
28	12/25/2006	63,661,285	5.96
29	1/25/2007	57,243,232	5.57
30	2/25/2007	50,975,153	5.57
31	3/25/2007	44,853,572	6.88
32	4/25/2007	38,875,092	5.57
33	5/25/2007	33,036,398	5.96
34	6/25/2007	27,334,247	5.56
35	7/25/2007	21,765,475	5.96
36	8/25/2007	16,326,987	5.56
37	9/25/2007	11,015,761	5.56
38	10/25/2007	9,331,284	5.96
39	11/25/2007	5,340,681	5.56
40	12/25/2007	1,450,531	5.96

DESCRIPTION OF THE COLLATERAL

SUMMARY OF THE MORTGAGE LOANS

Number of Mortgage Loans:	2,565	W.A. Effective LTV:	65.84%
Aggregate Principal Balance:	$488,110,128	Range:	12.12% - 94.99%
Conforming Principal Balance:	$365,153,622	Index Type:	
Conforming Principal Balance Percent:	74.81%	Fixed:	100.00%
Average Principal Balance:	$190,296	First Liens:	100.00%
Range:	$23,056 - $999,999	Non-Balloon Loans:	99.40%
W.A. Coupon:	6.506%	W.A. FICO Score(1):	691
Range:	3.875% - 9.000%	Property Type:	
W.A. Stated Remaining Term:	348 months	Single Family Residence:	58.31%
Range:	115 months - 359 months	PUD:	22.94%
W.A. Seasoning:	3 months	2-4 Family:	13.01%
Latest Maturity Date:	June 1, 2034	Condo:	5.73%
State Concentration (>5%):		Townhouse:	0.02%
Florida:	23.20%	Occupancy Status:	
New York:	11.02%	Primary:	85.87%
California:	10.80%	Investment:	11.71%
New Jersey:	6.15%	Second Home:	2.42%
Illinois:	5.23%	Documentation Status	
Interest Only Loans:	15.16%	Stated Documentation:	45.13%
W.A. Original Combined LTV:	80.12%	No Documentation:	38.79%
Range:	12.12% - 100.00%	Full/Alt:	16.08%
Purpose:		Weighted Average Prepayment Penalty Term:	43 Months
Purchase:	52.78%	Loans with Prepayment Penalties:	75.30%
Refinance-Cashout:	32.58%	Loans with Mortgage Insurance:	45.25%
Refinance-Rate Term:	14.64%	Loans with Lender Paid Mortgage Insurance:	2.51%

(1) For loans that were scored

DESCRIPTION OF THE COLLATERAL

Product Type of the Mortgage Loans

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 10 Year	4	$171,291	0.04%
Fixed - 15 Year	119	17,531,102	3.59
Fixed - 20 Year	21	3,796,883	0.78
Fixed - 25 Year	1	117,403	0.02
Fixed - 30 Year	2,112	389,574,776	79.81
Balloon - 15/30	15	2,925,347	0.60
Fixed - 30 Year - 10 Year IO	293	73,993,326	15.16
Total:	**2,565**	**$488,110,128**	**100.00%**

Principal Balances at Origination of the Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	68	$2,892,418	0.59%
50,000.01 - 100,000.00	571	44,291,313	9.04
100,000.01 - 150,000.00	623	77,997,983	15.93
150,000.01 - 200,000.00	426	73,775,920	15.06
200,000.01 - 250,000.00	269	60,240,870	12.30
250,000.01 - 300,000.00	200	54,857,457	11.20
300,000.01 - 350,000.00	134	43,509,043	8.88
350,000.01 - 400,000.00	97	36,375,987	7.43
400,000.01 - 450,000.00	53	22,607,813	4.62
450,000.01 - 500,000.00	36	17,189,100	3.51
500,000.01 - 550,000.00	20	10,554,000	2.16
550,000.01 - 600,000.00	24	13,845,200	2.83
600,000.01 - 650,000.00	29	18,457,684	3.77
650,000.01 - 700,000.00	1	700,000	0.14
700,000.01 - 750,000.00	1	740,000	0.15
750,000.01 - 800,000.00	4	3,087,500	0.63
850,000.01 - 900,000.00	2	1,733,000	0.35
900,000.01 - 950,000.00	1	910,000	0.19
950,000.01 - 1,000,000.00	6	5,969,998	1.22
Total:	**2,565**	**$489,735,286**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Remaining Principal Balance of the Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	70	$2,943,417	0.60%
50,000.01 - 100,000.00	570	44,095,818	9.03
100,000.01 - 150,000.00	628	78,507,124	16.08
150,000.01 - 200,000.00	421	72,821,299	14.92
200,000.01 - 250,000.00	268	59,864,689	12.26
250,000.01 - 300,000.00	202	55,302,727	11.33
300,000.01 - 350,000.00	134	43,475,715	8.91
350,000.01 - 400,000.00	96	35,984,508	7.37
400,000.01 - 450,000.00	52	22,146,816	4.54
450,000.01 - 500,000.00	36	17,140,960	3.51
500,000.01 - 550,000.00	20	10,527,439	2.16
550,000.01 - 600,000.00	25	14,396,242	2.95
600,000.01 - 650,000.00	28	17,778,584	3.64
650,000.01 - 700,000.00	1	698,603	0.14
700,000.01 - 750,000.00	1	740,000	0.15
750,000.01 - 800,000.00	4	3,082,008	0.63
850,000.01 - 900,000.00	2	1,728,659	0.35
900,000.01 - 950,000.00	1	910,000	0.19
950,000.01 - 1,000,000.00	6	5,965,521	1.22
Total:	**2,565**	**$488,110,128**	**100.00%**

Original Loan-to-Value Ratio of the Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	148	$29,870,003	6.12%
50.01 - 55.00	50	10,099,458	2.07
55.01 - 60.00	96	24,173,714	4.95
60.01 - 65.00	80	17,495,183	3.58
65.01 - 70.00	169	38,642,310	7.92
70.01 - 75.00	141	31,741,882	6.50
75.01 - 80.00	619	117,452,271	24.06
80.01 - 85.00	86	12,855,680	2.63
85.01 - 90.00	347	63,908,549	13.09
90.01 - 95.00	728	128,593,606	26.35
95.01 - 100.00	101	13,277,472	2.72
Total:	**2,565**	**$488,110,128**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Mortgage Rate of the Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
3.500 - 3.999	1	$207,588	0.04%
4.000 - 4.499	22	5,049,843	1.03
4.500 - 4.999	136	39,925,309	8.18
5.000 - 5.499	140	39,246,357	8.04
5.500 - 5.999	248	57,050,558	11.69
6.000 - 6.499	291	53,947,706	11.05
6.500 - 6.999	657	110,027,956	22.54
7.000 - 7.499	564	95,281,699	19.52
7.500 - 7.999	376	65,033,226	13.32
8.000 - 8.499	101	16,456,831	3.37
8.500 - 8.999	27	5,350,965	1.10
9.000 - 9.499	2	532,091	0.11
Total:	**2,565**	**$488,110,128**	**100.00%**

FICO Score at Origination of the Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	7	$1,129,495	0.23%
Less than 620	83	14,280,210	2.93
620 - 639	343	60,510,772	12.40
640 - 659	412	72,121,019	14.78
660 - 679	432	83,445,500	17.10
680 - 699	348	65,794,298	13.48
700 - 719	274	51,380,125	10.53
720 - 739	222	44,009,498	9.02
740 - 759	186	36,930,895	7.57
760 - 779	140	33,644,467	6.89
780 - 799	101	21,782,404	4.46
Greater than or equal to 800	17	3,081,444	0.63
Total:	**2,565**	**$488,110,128**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Geographic Distribution of the Mortgage Loans

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Florida	751	$113,217,242	23.20%
New York	200	53,771,441	11.02
California	133	52,714,701	10.80
New Jersey	107	30,012,404	6.15
Illinois	139	25,506,940	5.23
Connecticut	101	21,764,179	4.46
Massachusetts	77	19,767,036	4.05
Colorado	86	19,556,280	4.01
Arizona	105	18,477,997	3.79
Nevada	71	15,457,400	3.17
Maryland	68	13,737,960	2.81
Texas	101	13,477,934	2.76
Virginia	69	12,626,577	2.59
Georgia	66	9,910,707	2.03
Pennsylvania	55	7,136,629	1.46
South Carolina	51	6,941,198	1.42
Tennessee	47	6,432,853	1.32
North Carolina	36	6,058,852	1.24
Washington	23	5,541,380	1.14
Minnesota	27	4,647,147	0.95
Ohio	43	3,998,041	0.82
Indiana	33	3,375,565	0.69
Rhode Island	20	3,311,421	0.68
Michigan	30	2,981,666	0.61
Oregon	15	2,854,034	0.58
New Hampshire	11	1,941,899	0.40
Missouri	21	1,782,258	0.37
Wisconsin	14	1,737,204	0.36
Utah	4	1,402,189	0.29
District of Columbia	8	1,343,472	0.28
Louisiana	8	1,079,906	0.22
Delaware	6	900,072	0.18
Alabama	8	892,203	0.18
Kansas	7	779,318	0.16
Maine	5	745,829	0.15
Kentucky	4	522,969	0.11
Arkansas	1	332,022	0.07
Mississippi	3	293,917	0.06
Iowa	4	287,996	0.06
Montana	1	262,890	0.05
West Virginia	2	179,630	0.04
Oklahoma	1	121,799	0.02
Vermont	1	96,978	0.02
New Mexico	1	65,413	0.01
Idaho	1	64,582	0.01
Total:	**2,565**	**$488,110,128**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Occupancy Status of the Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	2,021	$419,141,687	85.87%
Investment	471	57,134,786	11.71
Second Home	73	11,833,655	2.42
Total:	**2,565**	**$488,110,128**	**100.00%**

Documentation Type of the Mortgage Loans

Documentation Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Stated Documentation	1,021	$220,298,519	45.13%
No Documentation	1,179	189,319,873	38.79
Full/Alt	365	78,491,736	16.08
Total:	**2,565**	**$488,110,128**	**100.00%**

Loan Purpose of the Mortgage Loans

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	1,462	$257,609,973	52.78%
Refinance - Cashout	798	159,050,590	32.58
Refinance - Rate Term	305	71,449,565	14.64
Total:	**2,565**	**$488,110,128**	**100.00%**

Property Type of the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	1,538	$284,598,704	58.31%
PUD	554	111,981,422	22.94
2-4 Family	279	63,481,647	13.01
Condo	193	27,968,204	5.73
Townhouse	1	80,150	0.02
Total:	**2,565**	**$488,110,128**	**100.00%**

DESCRIPTION OF THE COLLATERAL

Original Prepayment Penalty Term of the Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0	587	$120,568,594	24.70%
12	361	77,669,028	15.91
24	120	21,836,363	4.47
36	444	79,264,598	16.24
60	1,053	188,771,546	38.67
Total:	**2,565**	**$488,110,128**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

MBS Trading

Aamer Abdullah	212-250-2669
Mark Ginsberg	212-250-2669

MBS Banking

Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865

MBS Structuring

Bill Yeung	212-250-6893
Gary Huang	212-250-7943
Steve Lumer	212-250-0115
Randall Lee	212-250-8595